RECEIVED

2007 OCT 23 A 5:18

October 17, 2007

File No. 82−34936

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commi[redacted]

100 F Street, N.W.

Washington D.C.20549

U.S.A

07027521

SUPPL

Re: SUMCO CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, SUMCO CORPORATION (the "Company"), enclose herewith Exhibits 1 through 6, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from July 1, 2007 to October 15, 2007 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED

OCT 30 2007

THOMSON FINANCIAL

Yours faithfully,

SUMCO CORPORATION

By

Name: Soichi Ishitoya

Title: General Manager

Public Relations & IR Department

10/23

List of material information made public in Japan from July 1, 2007 to Octomber 15, 2007

	Descriptions	Information (*) Provided to
Exhibit 1.	Press Release dated September 10, 2007 with a title "Announcement of the New Plant Construction for the Photovoltaic Silicon Wafer Business Expansion."	TSE
Exhibit 2.	Press Release dated September 10, 2007 with a title "Announcement of Revision to Dividend Forecast."	TSE
Exhibit 3.	Press Release dated September 10, 2007 with a title "Announcement of Revisions to Business Forecasts."	TSE
Exhibit 4.	Press Release dated September 10, 2007 with a title "Brief Statement of Financial Results for six months ended July 31, 2007 of Fiscal Year 2007 (ending January 31, 2008)."	TSE
Exhibit 5.	Semiannual Securities Report dated September 25, "SUMCO RECEIVES FAVORABLE DECISION FROM THE U.S. COURT OF APPEALS FOR THE FEDERAL CIRCUIT IN A PATENT LAWSUIT."	TSE
Exhibit 6.	Semiannual Securities Report dated October 15, 2007 for interim the 9th Fiscal Year from February 1, 2007 to July 31, 2007 (brief description in English).	DKLFB

(*) "TSE" means Tokyo Stock Exchange.
"DKLFB" means Director-General of Kanto Local Finance Bureau.

SUMCO

To whom it may concern

September 10, 2007

SUMCO CORPORATION

Public Relations & IR Dept

Seavans North 1-2-1 Shibaura, Minato-ku

Tokyo Japan

Tel:+81-3-5444-3915

Announcement of the New Plant Construction for the Photovoltaic Silicon Wafer Business Expansion

SUMCO CORPORATION (Headquarters: Minato-ku, Tokyo) hereby announces that it has finalized its expansion plan for its business relating to multi-crystal silicon wafers for solar market.

The size of its operation is expected to reach 1 GW / year (in terms of electric power generation capacity).

While a new plant with a production size of 300 MW / year, for which the raw material, polysilicon, has been secured, will be constructed as the first phase, production facilities will be expanded as more polysilicon is procured going forward.

The new plant will be constructed on the land adjacent to the Imari 300mm silicon wafer plant (Imari Plant No. 5). The manufacturing method employed at the plant will be SUMCO's proprietary Electro-Magnetic-Casting technology, which has been developed and refined over a period . By injecting SUMCO's engineering resources and technology, SUMCO intends to develop the business as a competitive part of SUMCO's own business entity.

<Overview of the New Plant>

· Location	Imari Industrial Park, Yamashiro-cho, Imari-shi, Saga Pref. (Adjacent to SUMCO Imari Plant No. 5)
· Site Area	51,220 m^2
· Production Size	300 MW / year
· Investment	Approx. ¥14.5 billion
· Commencement of Operation	To be launched in succession beginning in Spring 2009
· Number of Employees	Approx. 100

This decision has no impact on corporate performance for the fiscal year ending January 2008.

-End-

NOTICE: *The following report is an English translation of Japanese-language original*

This press release is made pursuant to the requirements under the listing rules of, and reported to the Tokyo Stock Exchange.

September 10, 2007

To whom it may concern

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)
Contact person: Soichi Ishitoya, General Manager
Public Relations & IR Department
Tel: (03) 5444-3915

Announcement of Revision to Dividend Forecast

Please be notified that the management of SUMCO Corporation resolved to make the following revision to the forecast for per-share dividends at the extraordinary board meeting held on September 10, 2007.

1. The Reason for the Revision to the Dividend Forecast

   It had already been determined that the interim dividend and term-end dividend would be 17.50 yen per share but 10 yen will be added to both the interim dividend and term-end dividend to make a total of 27.50 yen per share each in consideration of the steady improvement in business performance.

2. Details of the Revision

	Dividend per Share (yen)		
Record Date	End of Interim Term	End of Fiscal Year	Per Annum
Previous Forecast (Announced on March 15, 2007)	17.50	17.50	35.00
Currently Revised Forecast	27.50	27.50	55.00
Results for the Previous Fiscal Year (ended January 31, 2007)	25.00	25.00	50.00

(Note) The common stock of the Company was split two-for-one effective on February 1, 2007.

Respectfully

NOTICE: *The following report is an English translation of Japanese-language original*

This press release is made pursuant to the requirements under the listing rules of , and reported to the Tokyo Stock Exchange.

September 10, 2007

To whom it may concern

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No:3436, First Section of Tokyo Stock Exchange)
Contact person: Soichi Ishitoya, General Manager,
Public Relations & IR Department
Tel: (03) 5444-3915

Announcement of Revisions to Business Forecasts

Please be notified that, based upon current business performance trends, the business forecasts released at the time of the announcement of financial statements on March 15, 2007 for the Fiscal Year ending January 31, 2008 (February 1, 2007 - January 31, 2008) have been revised as follows:

1. Revisions to the consolidated business results forecast for the Fiscal Year ending January 31, 2008 (February 1, 2007 - January 31, 2008)

(Unit: millions of yen)

	Net Sales	Operating Profit	Ordinary Profit	Current Net Income
Previously Announced Forecast (A)	470,000	120,000	115,000	65,000
Presently Revised Forecast (B)	480,000	136,000	132,000	74,000
Change in Amount (B-A)	10,000	16,000	17,000	9,000
Percent Change (%)	2.1%	13.3%	14.8%	13.8%
(Reference) Results for the Previous Fiscal Year (ended January 31, 2007)	319,385	84,390	75,835	72,051

2. Revisions to the forecast of the non-consolidated business results for the Fiscal Year ending January 31, 2008 (from February 1, 2007 to January 31, 2008)

(Unit: millions of yen)

	Net Sales	Operating Profit	Ordinary Profit	Current Net Income
Previously Announced Forecast (A)	320,000	91,000	88,000	53,000
Presently Revised Forecast (B)	330,000	100,000	98,000	59,000
Change in Amount (B-A)	10,000	9,000	10,000	6,000
Percent Change (%)	3.1%	9.9%	11.4%	11.3%
(Reference) Results for the Previous Fiscal Year (ended January 31, 2007)	253,669	69,314	63,054	64,080

3. The reason for the revisions

The forecast of the business results for the whole fiscal year has been revised as business results attained for the current interim period are virtually identical to the revised forecast announced on May 28. Furthermore, it is anticipated that the business results for the last half of the fiscal year will be nearly the same as the corresponding results for the last half year included in the forecast for the whole fiscal year announced on March 15.

(Note) The above business results forecasts are based on available information as of the date of announcement and actual business results may be different from the forecasts depending on the future market environment, sales trends and other factors.

Respectfully

(TRANSLATION)

This brief statement on the six months ended July 31, 2007 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.

Brief Statement of Financial Results for six months ended July 31, 2007 of fiscal year 2007(ending January 31, 2008)

Forward Looking Statement

The statements and figures contained in this Brief Statement of Consolidated Financial Results for the six months ended July 31, 2007, for the fiscal year ending January 31, 2008 (the "Brief Statement") with respect to SUMCO's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of SUMCO based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in SUMCO's market, semiconductor device industry and other factors which may affect the financial position and results of operations of SUMCO in future.

Sept 10, 2007

Company Name: SUMCO Corporation — Listed on Tokyo Stock Exchange 1st Section
Code Number 3436 — URL http://www.sumcosi.com/
Representative: Title and name President Kenjiro Shigematsu
Contact person :Title and name :Public Relations & IR Department General Manager, Soichi Ishitoya
Tel: +81-3-5444-3915
Scheduled date for filing interim report: October 31, 2007
Scheduled date of commencement of dividend payment: October 10, 2007

1. Consolidated Business Results for six months ended July, 2007 (February 1, 2007- July 31, 2007)
(1) Consolidated Business Results (% indicates year to year comparision)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six months ended July 31, 2007	229,184	75.2	68,920	102.5	66,189	119.5	37,246	△22.1
Six months ended July 31, 2006	130,803	29.6	34,032	75.8	30,157	83.6	47,796	454.6
YE January 31, 2007	319,385	—	84,390	—	75,835	—	72,051	—

(Rounded down to the nearest million yen)

	Net Income per Share	Deluted Net Income per Share
	Yen Sen	Yen Sen
Six months ended July 31, 2007	146.41	—
Six months ended July 31, 2006	399.30	—
YE January 31, 2007	597.66	—

(Reference) Investment loss/profit on equity method July 31, 2007 -million yen July 31, 2006-million yen YE January 2007-million yen
(Note) The common stock of the Company was split two for one effective on February 1, 2007.

(2) Financial Position (Consolidated)

	Total Assets	Net Assets	Shareholder's Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen Sen
Six months ended July 31, 2007	623,046	368,417	52.6	1,288.35
Six months ended July 31, 2006	392,693	207,096	52.7	1,727.80
YE January 31, 2007	578,854	327,318	50.5	2,297.90

(Reference) Shareholders' Equity: 327,754 million yen for the interim period ended July 2007, 206,817 million yen for the interim period ended July 2006 and 292,292 million yen for the fiscal year ended January 2007.
(Note) The common stock of the Company was split two for one effective on February 1, 2007.

(3) Cash Flow (Consolidated)

	Operating Activities	Investment Activities	Financing Activities	Cash and cash Equivalent at the end of the period
	Million yen	Million yen	Million yen	Million yen
Six months ended July 31, 2007	78,341	△66,557	△15,098	33,792
Six months ended July 31,2006	29,050	△25,044	△6,571	27,645
YE January 31, 2007	83,164	△101,455	24,841	37,005

2. Status of Dividend Distribution

	Per-share Dividends (yen)		
(Record Date)	Interim-year-end	Year-end	Annual
	Yen Sen	Yen Sen	Yen Sen
YE January 31, 2007	25.00	25.00	50.00
YE January 31, 2008	27.50	—	55.00
YE January 31, 2008 (Forecast)	—	27.50	

(Note) The common stock of the Company was split two for one effective on February 1, 2007.

3. Forecast for Consolidated Business Results for FY 2007 (February 1, 2007-January 31, 2008)

(%indicates year-to-year comparision)

	Net Sales		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen Sen
Full year	480,000	50.3	136,000	61.2	132,000	74.1	74,000	2.7	290.88

4. Others

(1) Changes in important subsidiaries during the interim period (changes in particular subsidiaries involving modifications to the scope of consolidation) No

(2) Modifications to principles, procedures, representations, etc. of accounting concerning arrangement of consolidated financial statements for the interim period (those described in 'Modifications to important matters forming the basis of arrangement of consolidated financial statements for the interim period')

[1] Modifications associated with revisions of accounting standards and the like Yes

[2] Modifications other than [1] Yes

(Note) For details, please refer to page 18 'Modifications to important matters forming the basis of arrangement of consolidated financial statements for the interim period.'

(3) Number of issued shares (Common Stock)

[1] Number of issued shares at the term ends (including treasury stock): 254,400,000 shares for the interim

term ended July 2007, 119,700,000 shares for the interim term ended July 2006 and 127,200,000 shares for the fiscal year ended January 2007.

[2] Number of treasury stock at the term ends: 509 shares for the interim period ended July 2007, 62 shares for the interim period ended July 2006 and 121 shares for the fiscal year ended January 2007.

(Note) For the number of shares forming the basis of calculation of the interim (current term) net income per share, please refer to page 26 'Per-share Information.'

(Reference) Summary of non-consolidated business performance

1. Non Consolidated Business Results for six months ended July, 2008 (February 1, 2007-July 31, 2007)

(1) Non Consolidated Business Results (%indicates year-to-year comparision)

	Net Sales		Operating Profit		Ordinary Profit		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six months ended July 31, 2007	153,386	33.4	48,285	62.4	46,916	72.2	28,452	△33.4
Six months ended July 31, 2006	114,973	29.9	29,728	59.9	27,242	72.3	42,749	347.6
YE January 31, 2007	253,669	—	69,314	—	63,054	—	64,080	—

	Net Income per Share
	Yen Sen
Six months ended July 31, 2007	111.84
Six months ended July 31, 2006	357.14
YE January 31, 2007	531.54

(Note) The common stock of the Company was split two for one effective on February 1, 2007

(2) Financial Position

	Total Assets	Net Assets	Shareholder's Equity Ratio	Net Assets per Share
	Million yen	Million yen	%	Yen sen
Six months ended July 31, 2007	467,053	311,630	66.7	1,224.97
Six months ended July 31, 2006	364,260	203,427	55.8	1,699.48
YE January 31, 2007	438,572	285,681	65.1	2,245.93

(Reference) Shareholder's Equity: 311,630million yen for the interim period ended July 2007. 203,427million yen for the interim period ended July 2006 and 285,681million yen for the fiscal year ended January 2007.

(Note) The common stock of the Company was split two for one effective on February 1, 2007.

2. Forecast for Non-Consolidated Business Results for FY 2008 (February 1, 2007-January 31, 2008)

(% indicates year-to-year comparision)

	Net Sales		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen Sen
Full Year	330,000	30.1	100,000	44.3	98,000	55.4	59,000	△7.9	231.92

Please note that descriptions in this literature concerning future conditions, such as the forecast of business performance, are based on information currently in our possession, together with certain assumptions judged as being reasonable, and that actual business performance and the like may materially differ depending on various factors. Please refer to page 4 '1. Business Results (1) Analysis of Business Results' for notes on the use of assumptions forming the basis of the business forecast and the same.

1. Business Results

(1) Analysis of Business Results

Business Results for the current interim period

During the current interim period, the economy generally continued to be steady, despite obstacles to economic growth such as soaring crude oil prices, due to continued expansion particularly in the Asian economy abroad and domestically, as well as improvements in corporate earnings, an increase in capital investment and a moderate pickup in consumer spending.

In the semiconductor market, which supports demand for silicon wafers, a slight worsening of market conditions was observed, such as inventory adjustment for some semiconductor devices and a decline in DRAM prices, which affected small wafers, but the market generally continued to be strong due to continued active demand for 300 mm wafers with a focus on use in memories.

In this environment, the SUMCO group has been aggressively promoting measures toward enhancement of earnings through continuous efforts to expand production capacity for 300 mm wafers.

As a result, the SUMCO group has achieved, for the current interim period, consolidated net sales of 229,184 million yen (increase of 75.2% over the previous interim period), consolidated operating profit of 68,920 million yen (increase of 102.5% over the previous interim period) and consolidated ordinary profit of 66,189 million yen (increase of 119.5% over the previous interim period), partly due to the business performance of SUMCO TECHXIV Corporation with which consolidation commenced in the second half of the fiscal year ended January, 2007. On the other hand, consolidated interim net profit declined by 22.1% compared to the previous interim period to 37,246 million yen due to the net profit of the previous interim period having included the effects of posting 29,771 million yen of the deferred tax assets for the deficit associated with completion of dissolution of SUMCO USA Corporation, the U.S. holding company of the SUMCO group.

Segment results by business type

As the SUMCO Group concentrates on producing the "high-purity silicon", this section is not applicable to our situation.

Business results by geographic segments are as follows:

[1] Japan

Domestically, as a result of aggressive promotion of enhanced production capacity for 300 mm wafers to meet increasing demand and efforts to expand sales thereof, net sales reached 220,189 million yen (increase of 71.5% over the previous interim period) and operating profit was 65,873 million yen (increase of 84.3% over the previous interim period).

[2] North America

As a result of efforts to also expand sales in the U.S.A., net sales reached 39,374 million yen (increase of 16.7% over the previous interim period) and operating profit was 3,556 million yen (increase of 238.3% over the previous interim period).

[3] Other regions (Asia, etc.)

As for other regions (Asia, etc.), net sales reached 34,148 million yen (increase of 162.1% over the previous interim period) while operating profit was 5,232 million yen (increase of 2,080.0% over the previous interim period) mainly due to the contribution of one of the company's consolidated subsidiaries, FORMOSA SUMCO TECHNOLOGY CORPORATION.

Outlook for the full fiscal year

Continuous expansion of demand for 300 mm wafers is anticipated, in association with an increase in production lines for memories and ongoing steady growth is projected. Accordingly, the SUMCO group will maintain its drive to expand production capacity for 300 mm wafers, for which there is active demand, while making further efforts to reinforce its aggressive sales activities and increase production capacity for timely supply of silicon wafers in pursuit of enhanced earnings.

Considering the above situations, we forecast, as consolidated business results for the full fiscal year, sales of 480 billion yen, operating profit of 136 billion yen, ordinary profit of 132 billion yen, and net income of 74 billion yen.

Please note that the above descriptions concerning future conditions, such as the forecast of business performance, are based on information currently in our possession, together with certain assumptions judged as being reasonable, and that actual business performance and the like may materially differ depending on various factors.

(2) Analysis of financial position

[1] Situation of assets, liabilities and net assets

As for assets at the end of the current interim period, there was an increase of 44,192 million yen over the end of the previous fiscal year to 623,046 million yen. The main contributing factors were an increase in notes receivable and accounts receivable of 10,846 million yen, in association with increases in net sales and the like, and an increase in tangible fixed assets of 33,600 million yen due to expansion of production capacity for 300 mm wafers.

As for liabilities, there was an increase of 3,092 million yen over the end of the previous fiscal year to 254,628 million yen. The main contributing factor was an increase in income taxes payable and others of 13,118 million yen, despite a decrease in long-term bank loans of 12,001 million yen.

Regarding net assets, there was an increase of 41,099 million yen over the end of the previous fiscal year to 368,417 million yen. The main contributing factors were net income for the current interim period reaching 37,246 million yen and minority interests increasing by 5,637 million yen.

[2] Cash flow situation

Cash and cash equivalents at the end of the current interim period decreased by 3,212 million yen over the end of the previous fiscal year to 33,792 million yen. The main reason for the decrease was that, while cash flow from operating activities rose to 78,341 million, cash flow from investing activities and cash flow from financing activities were negative at 66,557 million yen and negative 15,098 million yen, respectively.

The situations for each type of cash flow and contributing factors are as follows:

(Cash flow from operating activities)

Cash flow from operating activities at the end of the current interim period increased by 49,290 million yen over the previous interim period to 78,341 million yen.

The main reasons for the increase were an increase in income before income taxes and minority interests of 36,032 million yen over the previous interim period, together with an increase in depreciation of 12,169 million yen over the previous interim period.

(Cash flow from investing activities)

Cash flow from investing activities for the current interim period was a negative 66,557 million yen due to an increase in expenditures of 41,512 million yen over the previous interim period. The main factor contributing to the decrease was an increase in expenditures for acquisition of tangible and intangible fixed assets.

(Cash flow from financing activities)

Cash flow from financing activities for the current interim period declined to negative 15,098 million yen due to an increase in expenditures of 8,526 million yen over the previous interim period. The main factor contributing to the decrease was an increase in expenditures for repayment of long-term bank loans.

Trends in cash flow indices for the SUMCO group are as follows:

		FY ended January 31, 2004	FY ended January 31, 2005	FY ended January 31, 2006	FY ended January 31, 2007	FY ending January 2008 (Interim)
Equity Ratio	(%)	21.1	25.3	45.9	50.5	52.6
Market-value based equity ratio	(%)	–	–	215.6	191.6	252.3
Cash flow to interest-bearing debt ratio	(Yr)	5.0	3.7	2.0	1.6	0.8
Interest coverage ratio	(Times)	9.8	12.3	17.7	26.1	50.2

Shareholders' equity ratio: shareholders' equity/total assets

Market value-based shareholders' equity ratio: total market value of shares/total assets

Cash flow to interest-bearing debt ratio: interest-bearing debt/cash flow

(For interim periods, cash flows from operating activities are doubled for conversion to annual amounts)

Interest coverage ratio: cash flow／interests paid

(Note 1) All figures are calculated using consolidation-based financial numerical values.

(Note 2) Total market values of shares are calculated by multiplying closing stock prices at (interim) fiscal year ends by numbers of issued shares at (interim) fiscal year ends.

(Note 3) Cash flows from operating activities are referred to as "cash flows".

(Note 4) Interest-bearing debts cover all debts out of liabilities posted in consolidated (interim consolidated) balance sheets that are subject to interest payment.

(3) Basic policy on profit distribution and dividends for the current term

SUMCO's basic policy on distribution of surplus is determined through overall consideration of profit levels for respective fiscal years, outlook for subsequent terms, financial requirements for capital investments, status of internal reserves and others. The interim dividend for the current interim period has been set at 27.50 yen per share.

2. Situation of the corporate group

Disclosure has been omitted because there has been no material change in 'the business organizational tree' (contents of the business) or 'the situation of affiliated companies' as described in the current annual securities report (filed on April 26, 2007).

3. Management Policy

(1) Fundamental principles of corporate management

The SUMCO group will continue to contribute to the development of society in its role as the front runner in the silicon wafer industry, which supports the semiconductor industry, through optimal utilization of wide-ranging product development and technical capabilities to cover from large diameters to small diameters for manufacture of silicon wafers being used for semiconductor devices. Especially, we shall keep concentrating our efforts in earliest establishment of the production system for 300 mm wafers to meet receiving orders from customers in response to the continuously active demand with recognition that such is the heavy responsibility of the SUMCO group.

The SUMCO group will seek for further stabilization of the operating base and enhancement of the enterprise power through these measures and policies for response to the mandate by stakeholders.

(2) Issues to deal with

From here on the SUMCO group will strengthen our competitive edge further and expand operations of the group through steady and smooth implementation of following measures and policies including injection of management resources into production of 300 mm wafers, which are the group's largest source of revenue and for which ongoing expansion of demand is anticipated.

1. Strengthening of the wafer business for semiconductors

[1] Injection of management resources into 300 mm wafer production

In response to active demand for 300 mm wafers and for promotion of profit increase, we shall arrange the system of production increase at manufacturing bases of 300 mm wafers within the group including smooth installation of facilities and start-up at the new 300 mm wafer factory in Imari, construction of which started last year. Recently, we decided to expand the production capacity of a consolidated subsidiary, FORMOSA SUMCO TECHNOLOGY CORPORATION from the monthly output of 100,000 wafers scheduled for completion by spring 2008 to 160,000 wafers per month by autumn of the same year. As a result of this increase of 60,000 wafers per month over the existing program, the production capacity of the overall SUMCO group is expected to grow to 1,460,000 wafers per month by the end of June 2009.

[2] Approach to diversification of the 200 mm and smaller wafer business

As for 200 mm and smaller wafers, the company will make a strong commitment to catering for the diverse requirements of customers and will further enhance its competitive edge through ongoing measures and policies to ensure steady profitability.

[3] Aggressive research and development

The SUMCO group possesses excellent technologies in both manufacturing of monocrystalline ingots and processing of silicon wafers. These include low-defect crystallization and double-sided polishing techniques. We will continue to strengthen and utilize these technological advantages in order to differentiate ourselves from our competitors in respect of technological strategies.

2. Maximum realization of the combined strengths of the new SUMCO group

Following the consolidation of SUMCO TECHXIV CORPORATION as a subsidiary of SUMCO in October 2006, the system will be realigned for the purpose of early realization of group synergy. Going forward, we are committed to steady strengthening of production capacity for 300 mm wafers and group-wide streamlining of research and development, technology, manufacturing, sales, administration, etc.

3. Silicon wafers for use in solar energy cells.

In line with growing awareness of such issues as global warming, energy resource concerns and the like, demand for solar power generation devices is expanding rapidly and dynamic growth is anticipated in this field. Given this context, we are planning to build a new factory in Imari city, Saga Prefecture (investment, 14.5 billion yen; planned start-up timing, 2009) and to progressively enhance capacity for further expansion of production of silicon wafers for use in solar energy cells. We aim to realize the new factory plan while considering investment strategies for ongoing production capacity enhancement based on monitoring of market trends.

4. Avoidance of risks associated with business continuity

The SUMCO group has been implementing necessary measures, such as realignment of organizational systems and regulations, to insure against risk to general business continuance. We intend to maintain our focus on the creation of a strong and efficient supply chain and uninterrupted continuity of plant operation while also taking measures to minimize the effects of risks arising from natural disasters, accidents and the like.

5. Tightening of corporate governance

The SUMCO group recognizes that tightening of corporate governance is an essential management issue and will implement policies and measures to enhance management supervision, ensure effective business execution by directors, and improve group governance. Through implementation of such policies and measures, we will continue to ensure transparency and fairness in timely management decision-making and business execution. We shall also make every effort to ensure timely and appropriate disclosure of information in order to enhance management transparency.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheet

	Six months ended July 31, 2006		Six months ended July 31, 2007		Previous Fiscal Year (Year ended January 31, 2007)	
Category	Amount (Million yen)	Composition Ratio (%)	Amount (Million yen)	Composition Ratio (%)	Amount (Million yen)	Composition Ratio (%)
(Assets)						
I. Current assets						
1. Cash and time deposits	28,645		34,674		38,005	
2. Notes receivable and account receivable	60,343		102,797		91,950	
3. Inventories	41,967		74,322		65,382	
4. Deferred income tax assets	22,363		6,018		11,956	
5. Others	2,986		6,734		9,388	
6. Allowance for doubtful accounts	△22		△86		△84	
Total current assets	156,283	39.8	224,460	36.0	216,598	37.4
II. Fixed Assets						
1. Tangible fixed assets						

(1) Buildings and structures	72,187		91,789		90,134	
(2) Machinery and transport equipment	106,211		178,888		157,908	
(3) Tools, appliances and furniture	1,572		2,291		1,895	
(4) Land	17,408		21,130		20,937	
(5) Construction in progress	10,024		46,212		35,834	
Total tangible fixed assets	207,404	52.8	340,312	54.6	306,711	53.0
2. Intangible fixed assets						
(1) Consolidated reconciliation account	14,552		—		32,992	
(2) Goodwill	—		31,878		—	
(3) Software	4,719		5,170		5,277	
(4) Others	155		348		555	
Total intangible fixed assets	19,427	5.0	37,397	6.0	38,825	6.7
3. Investments and other assets						
(1) Investment securities	200		3,133		2,411	
(2) Long-term prepaid expenses	155		3,053		175	
(3) Deferred income tax assets	7,131		10,618		10,014	
(4) Others	2,090		4,073		4,122	
(5) Allowance for doubtful accounts	—		△2		△4	
Total investments and other assets	9,578	2.4	20,876	3.4	16,719	2.9
Total fixed assets	236,409	60.2	398,586	64.0	362,256	62.6
Total assets	392,693	100.0	623,046	100.0	578,854	100.0

	Six months ended July 31, 2006		Six months ended July 31, 2007		Previous Fiscal Year (Year ended January 31, 2007)	
Category	Amount (Million yen)	Composition Ratio (%)	Amount (Million yen)	Composition Ratio (%)	Amount (Million yen)	Composition Ratio (%)
(Liabilities)						
I Current liabilities						
1. Notes payable and account payable	17,819		35,279		34,807	
2. Short-term borrowings	72,174		83,497		81,372	
3. Current portion of capital lease accounts payable	2,619		1,232		1,161	
4. Income taxes, etc. payable	1,677		18,966		5,848	
5. Allowance for employee bonuses	3,005		8,633		7,178	
6. Allowance for directors' bonuses	—		45		79	
7. Facilities related notes payable and accounts payable	20,821		33,625		37,202	
8. Others	6,299		13,111		11,408	
Total current liabilities	124,417	31.7	194,392	31.2	179,059	31.0
II Fixed liabilities						
1. Long-term borrowings	40,387		36,185		48,187	
2. Capital lease accounts payable	7,454		4,802		5,528	
3. Deferred income tax liabilities	480		327		333	
4. Deferred tax liabilities for land evaluation	1,784		1,784		1,784	
5. Allowance for employee retirement benefits	9,733		15,570		15,063	
6. Allowance for directors' retirement bonuses	333		337		365	
7. Others	1,006		1,227		1,213	
Total fixed liabilities	61,179	15.6	60,235	9.7	72,476	12.5
Total liabilities	185,597	47.3	254,628	40.9	251,536	43.5

	Six months ended July 31, 2006		Six months ended July 31, 2007		Previous Fiscal Year (Year ended January 31, 2007)	
Category	Amount (Million yen)	Composition Ratio (%)	Amount (Million yen)	Composition Ratio (%)	Amount (Million yen)	Composition Ratio (%)
(Net assets)						
I Shareholders' equity						
1. Capital	82,173	20.9	114,107	18.3	114,107	19.7
2. Capital surplus	46,376	11.8	78,310	12.6	78,310	13.5
3. Retained earnings	77,853	19.8	133,181	21.4	99,115	17.1

4. Treasury stock	△0	△0.0	△2	△0.0	△0	△0.0
Total shareholders' equity	206,403	52.5	325,596	52.3	291,532	50.3
II. Variance of valuation/translation etc.						
1. Net unrealized gain on available-for-sale securities	26	0.0	198	0.0	49	0.0
2. Gains and losses of deferred hedge	△105	△0.0	436	0.1	△103	△0.0
3. Revaluation reserve for land	2,252	0.6	2,252	0.3	2,252	0.3
4. Foreign currency translation adjustments	△1,759	△0.5	△729	△0.1	△1,437	△0.2
Total variance of valuation/translation etc.	414	0.1	2,157	0.3	760	0.1
III. Minority interests	278	0.1	40,663	6.5	35,025	6.1
Total net assets	207,096	52.7	368,417	59.1	327,318	56.5
Total liabilities and net assets	392,693	100.0	623,046	100.0	578,854	100.0

(2) Consolidated Statements of Income

	Six months ended July 31, 2006		Six months ended July 31, 2007		Previous Fiscal Year (Year ended January 31, 2007)	
Category	Amount (Million yen)	Composition Ratio	Amount (Million yen)	Composition Ratio.	Amount (Million yen)	Composition Ratio
I. Net sales	130,803	100.0	229,184	100.0	319,385	100.0
II. Cost of sales	84,916	64.9	136,992	59.8	204,269	64.0
Gross profit	45,887	35.1	92,191	40.2	115,115	36.0
III. Selling, general and administrative expenses	11,855	9.1	23,270	10.1	30,725	9.6
Operating profit	34,032	26.0	68,920	30.1	84,390	26.4
IV. Non-operating profit	(270)	(0.2)	(615)	(0.3)	(638)	(0.2)
1. Interest and dividend income	103		141		209	
2. Others	166		474		428	
V. Non-operating expenses	(4,145)	(3.1)	(3,347)	(1.5)	(9,192)	(2.9)
1. Interest expenses	1,545		1,359		3,148	
2. Foreign-exchange losses	593		425		1,302	
3. Others	2,006		1,561		4,742	
Ordinary profit	30,157	23.1	66,189	28.9	75,835	23.7
Net income before taxes and interest	30,157	23.1	66,189	28.9	75,835	23.7
Corporate income tax, local resident tax and business tax	1,365	1.0	18,585	8.1	5,081	1.6
Adjustment of corporate income tax, etc	△19, 113	△14. 5	4,945	2.1	△4, 396	△1. 4
Minority interest	108	0.1	5,412	2.4	3,099	0.9
Net income	47,796	36.5	37,246	16.3	72,051	22.6

(3) Consolidated Statement of Change in net assets

Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006) (million yen)

	Shareholders' equity				
	Capital	Capital Surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of January 31, 2006	82,173	46,376	32,486	△0	161,036
Changes of items during the interim accounting period					
Dividends from surplus			△2,393		△2,393
Directors bonuses from appropriation			△35		△35
Net income			47,796		47,796
Acquisition of treasury stock				△0	△0
Net change of items other than shareholders' equity					
Total changes of items during the interim accounting period	—	—	45,366	△0	45,366
Balance as of July 31, 2006	82,173	46,376	77,853	△0	206,403

(million yen)

	Valuation and translation adjustments					Minority interests	Total Net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedge	Land revaluation difference	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of January 31, 2006	46	—	2,252	△1,656	643	170	161,850
Changes of items during the interim accounting period							
Dividends from surplus							△2,393
Directors bonuses from appropriation							△35
Net income							47,796
Acquisition of treasury stock							△0
Net change of items other than shareholders' equity	△19	△105	—	△103	△228	108	△120
Total changes of items during the interim accounting period	△19	△105	—	△103	△228	108	45,245
Balance as of July 31, 2006	26	△105	2,252	△1,759	414	278	207,096

Six months ended July 31, 2007 (From February 1, 2007 to July 31, 2007) (million yen)

	Shareholders' equity				
	Capital	Capital Surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of January 31, 2007	114,107	78,310	99,115	△0	291,532
Changes of items during the interim accounting period					
Dividends from surplus			△3,179		△3,179
Net income			37,246		37,246
Acquisition of treasury stock				△1	△1
Net change of items other than shareholders' equity					
Total changes of items during the interim accounting period	—	—	34,066	△1	34,064
Balance as of July 31, 2007	114,107	78,310	133,181	△2	325,596

(million yen)

	Valuation and translation adjustments						
	Net unrealized holding gains on securities	Deferred gains or losses on hedge	Land revaluation difference	Foreign currency translation adjustment	Total valuation and translation adjustments	Minority interests	Total Net assets
Balance as of January 31, 2007	49	△103	2,252	△1,437	760	35,025	327,318
Changes of items during the interim accounting period							
Dividends from surplus							△3,179
Net income							37,246
Acquisition of treasury stock							△1
Net change of items other than shareholders' equity	148	540	—	707	1,397	5,637	7,034
Total changes of items during the interim accounting period	148	540	—	707	1,397	5,637	41,099
Balance as of July 31, 2007	198	436	2,252	△729	2,157	40,663	368,417

Previous Fiscal Year (From February 1, 2006 to January 31, 2007) (million yen)

	Shareholders' equity				
	Capital	Capital Surplus	Retained earnings	Treasury stock	Total Shareholders' equity
Balance as of January 31, 2006	82,173	46,376	32,486	△0	161,036
Changes during consolidated fiscal yea					
Issuance of new shares	31,933	31,933			63,867
Dividends from surplus (Note)			△2,393		△2,393
Dividends from surplus			△2,992		△2,992
Bonus to directors (Note)			△35		△35
Net income			72,051		72,051
Acquisition of treasury stock				△0	△0
Changes (net) in items other than shareholders' equity during consolidated fiscal year					
Total changes during consolidated fiscal year	31,933	31,933	66,629	△0	130,495
Balance as of January 31, 2007	114,107	78,310	99,115	△0	291,532

	Valuation and translation adjustments					Minority interests	Total Net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedge	Land revaluation difference	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of January 31, 2006	46	—	2,252	△1,656	643	170	161,850
Changes of items during the interim accounting period							
Issuance of new shares							63,867
Dividends from surplus (Note)							△2,393
Dividends from surplus							△2,992
Directors bonuses from appropriation (Note)							△35
Net income							72,051
Acquisition of treasury stock							△0
Changes (net) in items other than shareholders'equity during consolidated fiscal year	2	△103	—	218	116	34,855	34,972
Total changes of items during the accounting period	2	△103	—	218	116	34,855	165,467
Balance as of January 31, 2007	49	△103	2,252	△1,437	760	35,025	327,318

(Note) The above are tho item of profit appropriate as at the time of ordinary general meeting of shareholders held in April 2006

(4) Consolidated Statements of Cash flows

	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Six months ended July 31, 2007 (From February 1, 2007 to July 31, 2007)	Previous Fiscal Year (From February 1, 2006 to January 31, 2007)
Category	Amount (million yen)	Amount (million yen)	Amount (Million yen)
I Cash flows from operating activities			
Net income before income taxes and interest	30,157	66,189	75,835
Depreciation and amortization	17,969	30,139	44,150
Depreciation of consolidated reconciliation account	469	—	1,368
Amortization of goodwill	—	1,113	—
Interest and dividend received	△103	△141	△209

Interest paid	1, 545	1, 359	3, 148
Increase or decrease in sales receivables (increase is shown with △)	△9, 061	△10, 266	△19, 306
Increase or decrease in inventories (increase is shown with △)	△2, 127	△8, 244	△8, 636
Increase or decrease in purchase liabilities (decrease is shown with △)	1, 142	△189	2, 614
Others	32	5, 869	△1, 079
Sub total	40, 023	85, 829	97, 884
Interest and dividends income	105	140	211
Interest paid	△1, 477	△1, 559	△3, 187
Corporate income tax, etc. paid	△9, 600	△6, 069	△11, 744
Net cash provided by operating activities	29, 050	78, 341	83, 164
II Cash flows from investing activities			
Expenditure on acquisition of tangible and intangible fixed assets	△26, 152	△66, 135	△72, 217
Expenditures for acquisition of shares of subsidiaries associated with change in scope of consolidation	—	—	△35, 893
Others	1, 107	△422	6, 656
Net cash used in investing activities	△25, 044	△66, 557	△101, 455
III Cash flows from financing activities			
Net increase/decrease in short-term borrowings (decrease is shown with△)	7, 771	7, 724	△3, 222
Revenue from long-term borrowings	4, 609	2, 000	4, 764
Expenditure on repayment of long-term borrowings	△14, 628	△20, 243	△31, 221
Revenue from sales of property based on capital lease contract	△1, 930	△821	△3, 717
Revenue from capital increase	—	—	63, 867
Expenditure on acquisition of treasury stock	△0	△1	△0
Cash dividend paid	△2, 393	△3, 179	△5, 386
Cash dividend paid to minority shareholders	—	△576	△241
Net cash provided by (used in) financing activities	△6, 571	△15, 098	24, 841
IV Conversion difference of cash and cash equivalents	59	102	301
V Increase or (decrease) in cash and cash equivalents (decrease is shown with△)	△2, 507	△3, 212	6, 852
VI Cash and cash equivalents at beginning of year	30, 152	37, 005	30, 152
VII Cash and cash equivalents at end of period	27, 645	33, 792	37, 005

Basic Matters of Importance for Preparing Consolidated Financial Statements

1. Scope of consolidation

(1) Number of consolidated subsidiaries 19

Names of major consolidated subsidiaries

SUMCO TECHXIV CORPORATION

Japan Super Quartz Corporation

SUMCO Solar Corporation

SUMCO Phoenix Corporation

SUMCO USA Sales Corporation

SUMCO Europe Sales Plc

PT. SUMCO Indonesia

FORMOSA SUMCO TECHNOLOGY CORPORATION

(2) Number of non-consolidated subsidiaries 4

All of these non-consolidated subsidiaries are exempt, as they are small in scale and none of their total gross assets, sales, interim net income (amounts proportional to SUMCO's interests) and retained earnings (amounts proportional to SUMCO's interests) will significantly affect the interim consolidated financial statements.

2. Application of the equity method

We do not have any unconsolidated subsidiary or affiliate company to which the equity method is applied.

The number of unconsolidated subsidiaries and affiliate companies to which the equity method is not applied is five. All five companies are exempt from application as their influences on interim net income (appropriate amount to equity) and their combined retained earnings (appropriate amount to equity) are minor, and basically insignificant as a whole.

3. Consolidated subsidiaries' business year, etc.

The balance sheet date of the twelve overseas consolidated subsidiaries is June 30, which is different from the date used in the consolidated accounting.

Financial data as of the above balance sheet date is used for the preparation of consolidated financial statements for those companies. However, necessary adjustments required for consolidation are made to data relating to business transactions of significance that have taken place between the two balance sheet dates.

4. Standards for accounting treatment

(1) Standards for and method of evaluation of major assets

(a) Securities

Other securities

Securities with market value

We employ the market value method (using the "all included directly in capital" method of accounting for valuation differences, and working out the cost by the "moving average cost" method) based on the market price at the balance sheet date, etc.

Securities without market value

We mainly employ the cost method based on the "moving average cost" method.

(b) Derivatives

Market value method

(c) Inventories

We mainly employ the cost method based on the periodic average method.

(2) Method of depreciation of major depreciable assets

(a) Property, plant and equipment

SUMCO and its consolidated domestic subsidiaries mainly employ the straight-line method for buildings and the constant percentage method for other fixed assets. Service life for buildings and structures is set at 31 years and for machinery and transport equipment at 7 years.

(b) Intangible fixed assets

As for software, we employ the straight-line method based on the usable period (5 years) set within the company.

(3) Standard for provision of major allowances

(a) Allowance for doubtful debt

To cope with possible losses on claims, the amount deemed uncollectible is provided.

(b) Allowance for employee bonuses

At SUMCO and its consolidated domestic subsidiaries, allowance for employee bonuses is provided for payment of bonuses to employees in the amount of estimated bonuses, which is attributable to the current period.

(c) Allowance for directors' bonuses

To provide for bonuses to be paid to directors, the obligatory amount for the current interim consolidated accounting period is posted out of the estimated total annual amount of payment

(d) Allowance for employee retirement benefits

Allowance for employee retirement benefits is provided for payment of retirement benefits to employees in the amount deemed accrued at the current period, based on the projected retirement benefit obligation and the fair value of plan assets

at the current fiscal year end.

Past service liability is amortized from the time of accrual using the straight-line method over a fixed number of years (10 years) within the employees' average remaining service period at incurrence.

Actuarial difference is amortized using the straight-line method over a fixed number of years (10 years) within the employees' average remaining service period at incurrence, commencing from the next fiscal year of incurrence.

(e) Allowance for directors' retirement bonuses

The amount payable at the period according to the company regulations is provided for payment of directors' retirement bonuses.

(4) Standards for translation of major foreign currency-denominated assets and liabilities into Japanese yen

Values of assets and liabilities of foreign subsidiaries are translated into Japanese yen at the spot rates of foreign exchange markets on the closing dates of interim accounting for the respective companies, revenues and expenses are converted to Japanese yen at the average market rates during the periods. Translation differences are inclusively posted in the foreign exchange translation adjustment account, and minority interests are posted in the net assets section.

(5) Accounting for major lease transactions

Financing leases of SUMCO and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for using the same method as operating leases.

(6) Major hedge accounting

(a) Method of hedge accounting

Deferred hedge processing is performed. Appropriation processing is adopted for foreign exchange contracts that meet the requirements for that method and special processing is adopted for interest-rate swaps that meet the requirements for special processing.

(b) Hedging instrument and hedged item

Interest rate swaps are used to avert a risk of fluctuations in market interest rates for the borrowed funds and the currency forward is used to avert a risk of currency fluctuations associated with anticipated transactions denominated in foreign currencies

(c) Hedging policy

Based on our own risk management policy, we hedge against market interest rate risk and currency risk. As for market interest rate risk, we maintain the ratio of borrowings with fixed interest rates to total borrowings above a certain level. Also, we arrange currency forward contracts within the scope of anticipated sales.

(d) Method of assessment of effectiveness of hedges

In terms of hedging instruments and hedged items, we verify the effectiveness of the hedges based on individual transactions. However, the effectiveness assessment process is curtailed when important conditions such as the principal, interest rate, period and currency are identical in the hedging instrument and the hedged item as, in such a case, it is obvious that the particular hedge is highly effective.

(7) Other important matters for the preparation of consolidated financial statements

Accounting for consumption tax and other taxes

The tax exclusion method is adopted.

5. The scope of cash in the consolidated statements of cash flows

Cash and cash equivalents consist of cash in hand, deposits that can be withdrawn as needed, and short-term investments that are readily convertible into cash, being exposed only to an insignificant risk of changes in value, whose date of maturity or redemption is due within three months of the date of acquisition

Change in important matters forming the basis of preparation for interim consolidated financial statements

(Change in the standard for translation into Japanese yen for foreign subsidiaries)

Revenues and expenses of foreign subsidiaries have traditionally been translated into Japanese yen at spot exchange rates as of the respective companies' accounts closing dates; however, the method has been changed as of the current interim accounting period, to conversion to Japanese yen at average market rates. The reason for the change is to more appropriately reflect business results in light of the significantly increased importance of revenues and expense of foreign subsidiaries associated with consolidation of income statements of certain foreign subsidiaries on a full-year basis from the current interim consolidated accounting period.

There is only a minor resultant influence on the profit and loss account.

(Change in depreciation method for fixed assets)

As of the current interim consolidate accounting period, SUMCO and our domestic consolidated subsidiaries have changed the depreciation method for those fixed assets acquired on and after April 1, 2007, in accordance with revisions to the corporation tax law ((Partial Amendments to Income Tax Law, March 30, 2007, Law No.6) and (Partial Amendments to Corporation Tax Enforcement Ordinance, March 30, 2007, Ordinance No.83)).

There is only a minor resultant influence on the profit and loss account.

[Change in method of representation]

(Interim consolidated balance sheet)

The item described as 'Consolidated Adjustment Account' for the previous interim consolidated accounting period is and will be represented as 'Goodwill' as of the current consolidated accounting period in accordance with amendments to regulations for interim consolidated financial statements.

(Interim consolidated cash flow statements)

The item described as 'Amortization Amount of Consolidated Adjustment Account' for the previous interim consolidated accounting period is and will be represented as 'Amortization of Goodwill' in accordance with amendments to regulations for interim consolidated financial statements.

[Change in method of representation]

(Interim consolidated balance sheet)

The item described as 'Consolidated Adjustment Account' for the previous interim consolidated accounting period is and will be represented as 'Goodwill' as of the current consolidated accounting period in accordance with amendments to regulations for interim consolidated financial statements.

(Interim consolidated cash flow statements)

The item described as 'Amortization Amount of Consolidated Adjustment Account' for the previous interim consolidated accounting period is and will be represented as 'Amortization of Goodwill' in accordance with amendments to regulations for interim consolidated financial statements.

Notes

(Regarding consolidated balance sheets)

(unit million yen)

	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Six months ended July 31, 2007 (From February 1, 2007 to July 31, 2007)	Previous Fiscal Year (Year ended January 31, 2007) (From February 1, 2006 to January 31, 2007)
1. Accumulated depreciation of fixed asset	331,480	521,801	491,899
2. Hypothecated asset			
Buildings and structures	16,372	18,826	17,418
Machinery and transport equipment	21,523	33,605	26,306
Land	6,802	6,898	6,802
Corresponding liabilities			
Long-term borrowings	15,418	8,714	13,508
(Repayment scheduled within one year)	(6,695)	(2,791)	(6,299)
3. Contingent liability			
Debt guarantee			
SIMAX Corporation	—	59	57
Employees	2,144	2,059	2,110

(Regarding consolidated statements of income)

(Unit million yen)

	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Six months ended July 31, 2007 (From February 1, 2007 to July 31, 2007)	Previous Fiscal Year (Year ended January 31,2007) (From February 1, 2006 to January 31, 2007)

Major items and amounts of selling, general and administrative expenses			
Delivery of products	1,244	2,582	3,450
Sales Commission	1,800	2,508	3,954
Allowance for salaries and bonuses	2,135	4,306	6,163
Depreciation and amortization	239	392	621
Research and development	2,356	5,169	6,916
Lease/rental payment	320	612	809
Depreciation of consolidated reconciliation account	469	—	1,368
Amortization of goodwill	—	1,113	—

(Regarding statement of variation for an interim consolidated shareholders' equity)

Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)

1.Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares of January 31, 2006 (thousands share)	Increase in the number of shares during the previous interim consolidated accounting period (thousand shares)	Decrease in the number of shares during the previous interim consolidated accounting period (thousand shares)	Number of shares at the end of the previous interim consolidated accounting period (thousand shares)
Issued stocks				
Common stock	119,700	—	—	119,700
Total	119,700	—	—	119,700
Type of treasury stock				
Common stock (Note)	0	0	—	0
Total	0	0	—	0

(Note) The increase in the number of treasury stocks and common stocks by 0 thousand is due to increased purchase of odd stocks

2. Matters concerning stock acquisition rights and treasury stock acquisition rights.

There is no applicable matter.

3. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of shares	Total amount of dividends (million yen)	Dividend per share (yen)	Record date	Effective date
April 27, 2006 Annual meeting of shareholders	Common stock	2,393	20	January 31, 2006	April 27, 2006

(2) Dividends with a record date belonging to the previous interim period but an effective date that occurs after the end of the interim period

Resolution	Class of shares	Total amount of dividends (million yen)	Resource of dividends	Dividend amount per share (yen)	Record date	Effective date
September 12, 2006 Meeting of Board of Directors	Common stock	2,992	Retained earnings	25	July 31, 2006	October 10, 2006

Six months ended July31, 2006 (From February 1, 2007 to July 31, 2007)

1.Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares of January 31, 2006 (thousands share)	Increase in the number of shares during the current interim consolidated accounting period (thousand shares)	Decrease in the number of shares during the current interim consolidated accounting period (thousand shares)	Number of shares at the end of the current interim consolidated accounting period (thousand shares)
Issued stocks				
Common stock 1	127,200	127,200	—	254,400
Total	127,200	127,200	—	254,400
Type of treasury stock				
Common stock 2	0	0	—	0
Total	0	0	—	0

(Note) 1. The increase of 127,200 thousand shares in the number of common stock is due to the 2-for-1 split of common stock effected on

February 1, 2007.

2. The 0 thousand increase in the number of own shares of the common stock is due to the 2-for 1 split of the common stock effected on February 1, 2007 as well as the purchase of odd stocks.

2. Matters concerning stock acquisition rights and treasury stock acquisition rights.

There is no applicable matter.

3. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of shares	Total amount of dividends (million yen)	Dividend per share (yen)	Record date	Effective date
April 26, 2007 Annual meeting of shareholders	Common stock	3,179	25.00	January 31, 2007	April 27, 2007

(2) Dividends with a record date belonging to the current interim period but an effective date that occurs after the end of the interim period

Resolution	Class of shares	Total amount of dividends (million yen)	Resource of dividends	Dividend amount per share (yen)	Record date	Effective date
September 10, 2007 Meeting of Board of Directors	Common stock	6,995	Retained earnings	27.50	July 31, 2007	October 10, 2007

Previous Fiscal Year

(Year ended January 31, 2007) (From February 1, 2006 to January 31, 2007)

1. Particulars concerning class and total number of issued shares and also class and number of treasury stocks

Class of shares outstanding	Number of shares of January 31, 2006 (thousands share)	Increase in the number of shares during the previous consolidated accounting period (thousand shares)	Decrease in the number of shares during the previous consolidated accounting period (thousand shares)	Number of shares at the end of the previous consolidated accounting period (thousand shares)
Issued stocks				
Common stock 1	119,700	7,500	—	127,200
Total	119,700	7,500	—	127,200
Type of treasury stock				
Common stock 2	0	0	—	0
Total	0	0	—	0

(Note) 1. The increase of 7,500 thousand shares in the number of outstanding shares of the common stock is due to capital increases by public stock offerings and allocation of new shares to third parties.

2. The 0 thousand increase in the number of own shares of the common stock is due to the 2-for-1 split of the common stock effected on February 1, 2007 as well as the purchase of odd stocks.

2. Matters concerning stock acquisition rights and treasury stock acquisition rights.

There is no applicable matter.

3. Particulars concerning dividends

(1) Dividends paid

Resolution	Class of shares	Total amount of dividends (million yen)	Dividend per share (yen)	Record date	Effective date
April 27, 2006 Annual meeting of shareholders	Common stock	2,393	20.00	January 31, 2006	April 27, 2006
September 12, 2006 Meeting of Board of Directors	Common stock	2,992	25.00	July 31, 2006	October 10, 2006

(2) Dividends with a record date belonging to the previous period but an effective date that occurs after the end of the previous period

Resolution	Class of shares	Total amount of dividends (million yen)	Resource of dividends	Dividend amount per share (yen)	Record date	Effective date
April 26, 2007 Annual meeting of shareholders	Common stock	3,179	Retained earnings	25.00	January 31, 2007	April 27, 2007

(Regarding consolidated statements of cash flows)

(unit: million yen)

	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Six months ended July 31, 2007 (From February 1, 2007 to July 31, 2007)	Previous Fiscal Year (Year ended January 31, 2007) (From February 1, 2006 to January 31, 2007)
Relationship between cash and cash equivalents as of period-end and the amount and items indicated on the consolidated balance sheets			
Cash and Deposit Account	28,645	34,674	38,005
Term deposits with over three month maturity	△1,000	△1,000	△1,000
Short-term investments (Securities due to mature within three months from dates of acquisition)		118	—
Cash and cash equivalents	27,645	33,792	37,005

(Omission of Disclosure)

Disclosure is omitted for notes regarding leases, securities and derivative trading in consideration that the necessity of its disclosure is low.

(Segment information)

1. Segment information by type of business

The business of the SUMCO Group concentrates on "high-purity silicon", i.e. a single segment, in the previous consolidated period (from February 1, 2006 to July 31, 2006), in the current consolidated fiscal year (from February 1, 2007 to July 31, 2007) and in the current consolidated fiscal year (from February 1, 2006 to January 31, 2007).

Therefore, this section is not applicable for our situation.

2. Geographic segment information

Previous consolidated period (from February 1, 2006 to July 31, 2006)

	Japan (million yen)	North America (million yen)	Others (million yen)	Total (million yen)	Elimination or corporate (million yen)	Consolidated (million yen)
Sales and operating profit/loss						
Sales						
(1) Sales to external customers	94,304	26,371	10,126	130,803	—	130,803
(2) Intersegment sales or transfers	34,076	7,369	2,900	44,346	△44,346	—
Toral	128,381	33,741	13,027	175,150	△44,346	130,803
Operating expense	92,646	32,690	12,786	138,123	△41,351	96,771
Operating profit (or loss)	35,734	1,051	240	37,027	△2,994	34,032

(Note) 1. Countries or areas are classified by geographic closeness.

2. Breakdown of countries or areas other than Japan is as follows:

(1) North America USA

(2) Others UK, France, Indonesia

3. The amount of operating expense that cannot be allocated and is included in "Elimination or corporate" is 2,925 million yen. Its major component is R&D expenses.

Current consolidated period (from February 1, 2007 to July 31, 2007)

	Japan (million yen)	North America (million yen)	Others (million yen)	Total (million yen)	Elimination or corporate (million yen)	Consolidated (million yen)
Sales and operating profit/loss						
Sales						
(1) Sales to external customers	172,472	29,360	27,350	229,184	—	229,184
(2) Intersegment sales or transfers	47,716	10,013	6,797	64,528	△64,528	—
Total	220,189	39,374	34,148	293,712	△64,528	229,184
Operating expense	154,316	35,818	28,915	219,050	△58,786	160,263
Operating profit (or loss)	65,873	3,556	5,232	74,662	△5,741	68,920

(Note) 1. Countries or areas are classified by geographic closeness.

2. Breakdown of countries or areas other than Japan is as follows:

(1) North America USA

(2) Others UK, France, Belgium, Indonesia, Singapore, Taiwan.

3. The amount of operating expense that cannot be allocated and is included in "Elimination or corporate" is 5,649 million yen. Its major component is R&D expenses.

Previous consolidated fiscal year (from February 1, 2006 to January 31, 2007)

	Japan (million yen)	North America (million yen)	Others (million yen)	Total (million yen)	Elimination or corporate (million yen)	Consolidated (million yen)
Sales and operating profit/loss						
Sales						
(1) Sales to external customers	237,591	53,504	28,289	319,385	—	319,385
(2) Intersegment sales or transfers	76,632	16,556	8,345	101,534	△101,534	—
Total	314,223	70,061	36,635	420,920	△101,534	319,385
Operating expense	288,619	67,422	33,622	329,665	△94,669	234,995
Operating profit (or loss)	85,603	2,638	3,012	91,255	△6,864	84,390

(Note) 1. Countries or areas are classified by geographic closeness.

2. Breakdown of countries or areas other than Japan is as follows:

(1) North America USA

(2) Others UK, France, Belgium, Indonesia, Taiwan.

3. The amount of operating expense that cannot be allocated and is included in "Elimination or corporate" is 5,714 million yen. Its major component is R & D expenses.

3. Overseas sales

Previous consolidated period (from February 1, 2006 to July 31, 2006)

	North America	Asia	Europe and others	Total
I. Overseas sales (million yen)	22,746	41,809	11,856	76,412
II. Consolidated sales (million yen)	—	—	—	130,803
III Ratio of overseas sales to consolidated sales (%)	17.4	32.0	9.0	58.4

(Note) 1. Countries or areas are classified by geographic closeness.

2. Breakdown of countries or areas is as follows:

(1) North America USA and others

(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.

(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.

3. Overseas sales" means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.

Current consolidated period (from February 1, 2007 to July 31, 2007)

	North America	Asia	Europe and others	Total
I. Overseas sales (million yen)	36,933	86,326	16,546	139,806
II. Consolidated sales (million yen)	—	—	—	229,184
III. Ratio of overseas sales to consolidated sales (%)	16.1	37.7	7.2	61.0

(Note) 1. Countries or areas are classified by geographic closeness.

2. Breakdown of countries or areas is as follows:

(1) North America USA and others

(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.

(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.

3. "Overseas sales" means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.

Previous consolidated fiscal year (from February 1, 2006 to January 31, 2007)

	North America	Asia	Europe and others	Total
I Overseas sales (million yen)	52,335	105,470	28,285	186,090
II. Consolidated sales (million yen)	—	—	—	319,385
III. Ratio of overseas sales to consolidated sales (%)	16.4	33.0	8.9	58.3

(Note) 1. Countries or areas are classified by geographic closeness.

2. Breakdown of countries or areas is as follows:

(1) North America USA and others

(2) Asia Korea, Singapore, Taiwan, China, Malaysia, etc.

(3) Europe and others Ireland, Israel, Italy, Germany, France, etc.

3. "Overseas sales" means the sales made by SUMCO and its consolidated subsidiaries in the countries and areas excluding Japan.

(Per-share information)

	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Six months ended July 31, 2007 (From February 1, 2007 to July 31, 2007)	Previous Fiscal Year (Year ended January 31, 2007) (From February 1, 2006 to January 31, 2007)
	Yen	Yen	Yen
Net assets per share	1,727.80	1,288.35	2,297.90
Interim (current) net income per share	399.30	146.41	597.66
	Interim net income per diluted share (after adjustment of latent shares) is not described as no such shares exist	Interim net income per diluted share (after adjustment of latent shares) is not described as no such shares exist	Previous net income per diluted share (after adjustment of latent shares) is not described as no such shares exist

(Note 1) Common stock of SUMCO has been split in the ratio of one share to two as of February 1, 2007.

(Note 2) The following is the basis for calculation of interim (current) net income per share.

	Six months ended July 31, 2006 (From February 1, 2006 to July 31, 2006)	Six months ended July 31, 2007 (From February 1, 2007 to July 31, 2007)	Previous Fiscal Year (Year ended January 31, 2007) (From February 1, 2006 to January 31, 2007)
Interim (current) net income (million yen)	47,796	37,246	72,051

Amounts not belonging to common shareholders (million yen)	—	—	—
(Of the above, bonuses to directors through appropriation of income)	(—)	(—)	(—)
Interim (current) net income for common stock (million yen)	47,796	37,246	72,051
Average number of shares during the period (thousand shares)	119,699	254,399	120,555

Important post-balance sheet events

No applicable events.

(end)

SUMCO press release

September 25, 2007

Corporate Name: SUMCO CORPORATION
Representative: Kenjiro Shigematsu, President
(Code No.3436, First Section of Tokyo Stock Exchange)
Headquarters: 1-2-1 Shibaura, Minato-ku, Tokyo
Contact Person: Soichi Ishitoya,
Public Relations & IR Dept
Tel: 03-5444-3915

SUMCO RECEIVES FAVORABLE DECISION FROM THE U.S. COURT OF APPEALS FOR THE FEDERAL CIRCUIT IN A PATENT LAWSUIT

The United States Court of Appeals for the Federal Circuit in Washington DC ("CAFC") issued its decision on September 20, 2007 affirming a non-infringement finding of the United States Federal District Court for the Northern District of California ("California Court") in a lawsuit brought by U.S.-based silicon wafer manufacturer, MEMC Electronic Materials, Inc. ("MEMC").

MEMC filed this patent lawsuit in December 2001, alleging infringement of U.S. Patent number 5,919,302. MEMC has described this patent as one of two patents that form the foundation of its family of patents covering low defect silicon wafers. Low defect wafers are used in the manufacture of leading edge semiconductor devices. The California Court ruled in favor of SUMCO in February 2006, finding that MEMC's patent was both invalid and not infringed.

SUMCO's successful defense of this case also demonstrates that, if competitors unreasonably attempt to assert patent rights against SUMCO in the area of low defect silicon wafers or other products, SUMCO will vigorously defend itself.

Exhibit 6

(Brief Description)

October 15, 2007

Semiannual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 9th Fiscal Year
from February 1, 2007 to July 31, 2007

This Semiannual Securities Report concerning the fiscal year ended July 31, 2007 (hereinafter called the "Semiannual Securities Report") was, in accordance with the Japanese laws and regulations, filed on October 15, 2007 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection on website of EDINET, at the Head Office of SUMCO Corporation (the "Company") and at The Tokyo Stock Exchange Inc., on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Semiannual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the period ended July 31, 2007.

The information in the Semiannual Securities Report which is material to an investment decision is substantially contained in Brief Statement of Financial Results for the six months ended July 31 2007 of Fiscal Year 2007 (ending January 31, 2008).

END